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08030509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FEB 29 2008
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8-66986 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marwood Alternative Asset Management LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Moore (212) 532-3651
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue 16th Floor (Address) New York, (City) N.Y. (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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# OATH OR AFFIRMATION

I, John Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marwood Alternative Asset Management LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN R. POPP
Notary Public, State of New York
No. 02PO6153763
Qualified in New York County
Commission Expires October 10, 2010

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MARWOOD ALTERNATIVE ASSET MANAGEMENT, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2007

MARWOOD ALTERNATIVE ASSET MANAGEMENT, LLC

**Contents**

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

## INDEPENDENT AUDITORS' REPORT

To the Members of
Marwood Alternative Asset Management, LLC

We have audited the accompanying statement of financial condition of Marwood Alternative Asset Management, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marwood Alternative Asset Management, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 27, 2008

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman
www.mkllp.com

## MARWOOD ALTERNATIVE ASSET MANAGEMENT, LLC

**Statement of Financial Condition**
**December 31, 2007**

| | |
|---|---|
| **ASSETS:** | |
| Cash and cash equivalents | $251,527 |
| Management fee receivable | 309,690 |
| Investment in affiliate funds, at fair value | 20,000 |
| Due from affiliate funds | 110,007 |
| Prepaid expenses | 1,723 |
| TOTAL ASSETS | $692,947 |
| **LIABILITIES:** | |
| Accounts payable | 5,116 |
| Management fee payable - member | 201,298 |
| TOTAL LIABILITIES | 206,414 |
| **MEMBERS' EQUITY** | 486,533 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $692,947 |

The accompanying notes are an integral part of this financial statement.

## NOTE A - ORGANIZATION

Marwood Alternative Asset Management, LLC (the "Company") (an indirect subsidiary of Marwood Group & Company USA, LLC (the "Parent"), a Delaware limited liability company, was organized on April 4, 2005 and commenced operations on May 19, 2005. The Company is a broker-dealer and an investment advisor registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed for the purpose of providing investment management services to a fund of hedge funds with investors that are public pension funds, Taft-Harley plans, and other institutional single-employer or multi-employer pension or welfare benefit plans, including but not limited to defined benefit plans, as such terms are defined in the Employee Retirement Income Security Act of 1974, as amended.

## NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### [1] Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all short term investments with a maturity of three months or less when purchased to be cash equivalents.

### [2] Use of estimates in the financial statement:

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

### [3] Investments in affiliate funds, at fair value:

The Company's investment in affiliated funds is recorded at its estimated fair value which is based on the net asset value of the Company's limited partner interest in the funds, as determined by management of the funds.

### [4] Concentration of credit risk:

The Company maintains cash and cash equivalents with a major financial institution. Cash and cash equivalents are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. As of December 31, 2007 and at times during the year, such amounts may exceed the FDIC limits.

### [5] Income taxes:

The Company is a Delaware LLC and files on a separate return basis. The Company is included as a pass-through entity on the Parent's consolidated federal, state and local tax returns. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in this financial statement.

The Company recognizes deferred taxes assets or liabilities for the future tax consequences of events that have been recognized in its financial statement or income tax returns. The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future year's liabilities related to the temporary differences which arise by utilizing these two accounting methods.

**[6] Recent accounting pronouncements:**

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN48"), "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On February 1, 2008, the FASB deferred the effective date of FIN 48 for nonpublic entities that have not yet issued to third parties a full set of annual financial statements that incorporate the recognition, measurement, and disclosure requirements of FIN 48. The Company is now required to adopt FIN 48 as of January 1, 2008, but is not required to reflect that adoption in its financial statements until the issuance of its financial statements for the year ending December 31, 2008. The Company is currently evaluating the impact of the application of this Interpretation.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the application of this Statement.

## NOTE C – INVESTMENT IN AFFILIATE FUNDS, AT FAIR VALUE

Investments in affiliate funds, at fair value, consist of the following limited partnership investments:

| | |
|---|---|
| River Road Fund, Ltd. | $10,000 |
| Old Field Master Fund, LLC | 10,000 |
| Total | $20,000 |

## NOTE D - MEMBERS' EQUITY

The member interests of the Company are divided into Class A and Class B. Income and losses are allocated to the Class A members in accordance with their ownership percentage as defined in the Company's limited liability company agreement. The Class B member is entitled to receive a guaranteed payment, at varying percentages as set forth in the Company's limited liability company agreement, based on the Company's monthly net assets under management. The Class B member is not required to contribute any capital to the Company and has no voting rights.

## NOTE E - RELATED PARTY TRANSACTIONS

The Company receives management fee revenue for services provided as investment manager to affiliated hedge funds, River Road Fund, Ltd., and Old Field Master Fund, LLC (the "Funds"). Based on an amendment to the LLC Agreement dated September 21, 2006, the Class B member shall be entitled to receive 65% of the gross management fee revenue paid to the Company. The amount due to the Class B member as of December 31, 2007, was approximately $201,000.

The Company pays legal fees and accounting fees on behalf of the Funds, and received reimbursements therefrom. As of December 31, 2007, such receivable amounted to approximately $110,000, which was subsequently received during January 2008.

The Company's share of office, administrative and occupancy expenses are paid by the Parent. The Company recognizes its share of such expenses by a formula determined by the Parent. In accordance with the expense sharing agreement, if on the last business day of each month, the total of any amount due to affiliates is not paid, the amount shall automatically convert to a capital contribution on behalf of the members. The amount of expenses charged by the Parent, all of which was contributed to capital, amounted to approximately $751,000 for the year ended December 31, 2007.

### NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of approximately $246,411, which is $232,651 in excess of its required net capital of $13,760. The Company's ratio of aggregate indebtedness to net capital was 0.84 to 1.

END